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12062509

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28580

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2011 (MM/DD/YY) AND ENDING June 30, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Mutual Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

807-A Camarillo Springs Road
(No. and Street)

Camarillo	California	93012
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mitchell Voss (805) 764-6730
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mitchell Voss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual Securities, Inc., as of June 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of CALIFORNIA
County of VENTURA
Subscribed and sworn to (or affirmed) before me on this 20TH day of AUGUST, 2012 by MITCHELL VOSS proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

Signature

President

Title


LILLIAN CANTERBURY
Commission # 1868191
Notary Public - California
Ventura County
My Comm. Expires Nov 10, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mutual Securities, Inc. of California dba Mutual Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2012



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Mutual Securities, Inc. of California dba Mutual Securities, Inc.:

We have audited the accompanying statement of financial condition of Mutual Securities, Inc. of California dba Mutual Securities, Inc. (the Company) as of June 30, 2012, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mutual Securities, Inc. of California dba Mutual Securities, Inc. as of June 30, 2012, and the results of its income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 27, 2012

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND SEATTLE

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Statement of Financial Condition
June 30, 2012

Assets

Cash and cash equivalents	$	1,156,175
Deposit with clearing organization		200,000
Commissions receivable		301,185
Furniture, equipment, and leasehold improvements, net		66,481
Other receivable		12,412
Prepaid expense		108,960
Note receivable		63,373
Other assets		200
Deposit- other		100,000
Total assets	$	2,008,786

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	17,925
Payable to brokers/dealers		505,042
Profit sharing contribution payable		59,620
Income taxes payable		7,611
Total liabilities		590,198

Commitments and contingencies

Stockholders' equity

Common stock, no par value, 100,000 shares authorized, 31,216 shares issued and outstanding		23,413
Additional paid-in capital		142,726
Retained earnings		1,252,449
Total stockholders' equity		1,418,588
Total liabilities and stockholders' equity	$	2,008,786

The accompanying notes are an integral part of these financial statements.

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Statement of Income
For the Year Ended June 30, 2012

Revenues	
Brokerage commission income	$ 7,608,755
Mutual fund and direct product commissions	2,775,354
Insurance and annuity commissions	1,692,505
Advisory fees	512,909
Interest income	241
Other income	729,032
Total revenues	13,318,796
Expenses	
Employee compensation and benefits	1,392,055
Commissions and floor brokerage	9,190,855
Communications	146,261
Professional fees	258,243
Occupancy and equipment rental	261,347
Other operating expenses	905,877
Total expenses	12,154,638
Net income (loss) before income tax provision	1,164,158
Income tax provision	17,220
Net income (loss)	$ 1,146,938

The accompanying notes are an integral part of these financial statements.

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at June 30, 2011	$ 23,413	$ 142,726	$ 1,555,392	$ 1,721,531
Distributions to stockholders	-	-	(1,449,881)	(1,449,881)
Net income (loss)	-	-	1,146,938	1,146,938
Balance at June 30, 2012	$ 23,413	$ 142,726	$ 1,252,449	$ 1,418,588

The accompanying notes are an integral part of these financial statements.

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended June 30, 2012

	Amount
Balance at June 30, 2011	$ -
Increase:	-
Decrease:	-
Balance at June 30, 2012	$ -

The accompanying notes are an integral part of these financial statements.

Mutual Securities, Inc. of California dba Mutual Securities, Inc.

Statement of Cash Flows

For the Year Ended June 30, 2012

Cash flow from operating activities:		
Net income (loss)		$ 1,146,938
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ 7,760	
(Increase) decrease in assets:		
Commissions receivable	44,116	
Other receivable	(8,954)	
Prepaid expense	29,026	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(14,918)	
Payable to brokers/dealers	387,959	
Profit sharing contribution payable	6,905	
Income taxes payable	(4,859)	
Total adjustments		447,035
Net cash and cash equivalents provided by (used in) operating activities		1,593,973
Cash flow from investing activities:		
Issuance of note receivable	(50,000)	
Proceeds from repayments on note receivable	60,427	
Net cash and cash equivalents provided by (used in) investing activities		10,427
Cash flow from financing activities:		
Capital distributions	(1,449,881)	
Net cash and cash equivalents provided by (used in) financing activities		(1,449,881)
Net increase (decrease) in cash and cash equivalents		154,519
Cash and cash equivalents at beginning of year		1,001,656
Cash and cash equivalents at end of year		$ 1,156,175
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 16,452	

The accompanying notes are an integral part of these financial statements.

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Notes to Financial Statements
June 30, 2012

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Mutual Securities, Inc. of California dba Mutual Securities, Inc. (the "Company") was incorporated in the State of California on February 4, 1982 under the name Brokers Office Management-Encino, Inc and subsequently changed its name to Mutual Securities, Inc. of California on November 9, 1998. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer which provides several classes of services. The majority of its income is earned from agency commissions and equity transactions. Services offered include the retail sale of corporate debt and equity securities and the sale of U.S. government and municipal securities. Services also include the sale of variable life insurance policies, annuities, and options.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Notes to Financial Statements
June 30, 2012

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Furniture, equipment, and leasehold improvements are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Advertising and marketing costs are expensed as incurred. For the year ended June 30, 2012, advertising costs of $10,000 are included in other operating expense.

With the consent of its shareholders, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum franchise fee of $800.

The Company has elected to report the statement of changes in stockholders' equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through August 27, 2012, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Mutual Securities, Inc. of California dba Mutual Securities, Inc.

Notes to Financial Statements

June 30, 2012

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with National Financial Securities ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at June 30, 2012 was $200,000.

Note 3: FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment, and leasehold improvements are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Furniture and fixtures	$	67,986	7
Machinery and equipment		59,729	5
Leasehold improvements		59,007	15
Total cost of furniture, equipment, and leasehold improvements		186,722	
Less: accumulated depreciation		(120,241)	
Furniture, equipment, and leasehold improvements, net	$	66,481	

Depreciation expense for the year ended June 30, 2012 was $7,760.

Note 4: INCOME TAXES

As discussed in Note 1, the Company has elected the S Corporate tax status; therefore, no federal income tax provision is included in these financial statements. The tax provision reported is the California franchise tax of $17,220.

Note 5: NOTE RECEIVABLE

At June 30, 2012, the Company had two unsecured notes receivable totaling $63,373. The notes earn interest at the rate of .46% and .25% per annum and are to be repaid in monthly installments through December 15, 2012 and June 10, 2013, respectively.

Note 6: RELATED PARTY TRANSACTIONS

On October 1, 2009, the Company entered into a lease agreement for office space with KCMA Investments, LLC ("KCMA") with which the Company has common ownership. For the year ended June 30, 2012, the Company paid $139,892 in occupancy expense to KCMA. See Note 9 for further information on the lease agreement.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 7: 401 (K) PROFIT SHARING PLAN

The Company has a 401(k) plan ("Plan") covering substantially all of its employees. Employees are required to have attained the age of 21 and to have completed one year of service in order to be eligible to participate in the Plan. The Plan provides that the employer may make matching contributions and/or annual discretionary contributions. For the year ended June 30, 2012, the Company incurred a total of $134,276 in matching contributions , discretionary contributions, and profit sharing contributions.

Note 8: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Notes to Financial Statements
June 30, 2012

Note 9: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into an original lease agreement for office space on October 16, 2002, which was later amended on March 1, 2007. That lease exipres on December 31, 2012. The lease contains provisions for rent escalation based on increases in certain costs incurred by the lessors. On October 1, 2009, the Company entered into a seperate lease agreement for office space in a seperate location (see Note 6) which will expire on August 31, 2015, with an option to renew for three five year periods.

At June 30, 2012, the minimum annual payments are as follows:

Year Ending June 30,		
2013	$	196,774
2014		139,892
2015		139,892
2016		23,315
2017 & thereafter		-
	$	499,873

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended June 30, 2012, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Notes to Financial Statements
June 30, 2012

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

In June of 2009, the Financial Accounting Standards Board (the "FASB") implemented a major restructuring of U.S. accounting and reporting standards. This restructuring established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending June 30, 2012, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2010-29	Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (December 2010).	After December 15, 2010
2011-04	Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IRFSs (May 2011).	After December 15, 2011
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011).	After December 15, 2011
2011-08	Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment (September 2011).	After December 15, 2011

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Notes to Financial Statements
June 30, 2012

Note 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2012, the Company had net capital of $1,035,101 which was $935,101 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($590,198) to net capital was 0.57 to 1, which is less than the 15 to 1 maximum allowed.

Note 12: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $13,001 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 1,048,102
Adjustments:		
Non-allowable assets	$ (1)	
Haircuts & undue concentration	(13,000)	
Total adjustments		(13,001)
Net capital per audited statements		$ 1,035,101

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2012

Computation of net capital		
Common stock	$ 23,413	
Additional paid-in capital	142,726	
Retained earnings	1,252,449	
Total stockholders' equity		$ 1,418,588
Less: Non-allowable assets		
Furniture, equipment, and leasehold improvements, net	(66,481)	
Other receivable	(12,412)	
Prepaid expense	(108,960)	
Note receivable	(63,373)	
Other assets	(200)	
Deposit- other	(100,000)	
Total non-allowable assets		(351,426)
Net capital before haircuts		1,067,162
Less: Haircuts on securities		
Haircut on money markets	(19,061)	
Other deductions	(13,000)	
Total haircuts on securities		(32,061)
Net Capital		1,035,101
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 39,347	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 935,101
Ratio of aggregate indebtedness to net capital	0.57 : 1	

There was a difference of $13,001 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2012 (See Note 12).

See independent auditor's report

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of June 30, 2012

A computation of reserve requirements is not applicable to Mutual Securities, Inc. of California dba Mutual Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of June 30, 2012

Information relating to possession or control requirements is not applicable to Mutual Securities, Inc. of California dba Mutual Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

Mutual Securities, Inc. of California dba Mutual Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2012



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Mutual Securities, Inc. of California dba Mutual Securities, Inc.:

In planning and performing our audit of the financial statements of Mutual Securities, Inc. of California dba Mutual Securities, Inc. (the Company), as of and for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles New York Oakland Seattle

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 27, 2012

Mutual Securities, Inc. of California dba Mutual Securities, Inc.

Report on the SIPC Annual Assessment

Pursuant to rule 17a-5 (e) 4

For the Year Ended June 30, 2012



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Mutual Securities, Inc. of California dba Mutual Securities, Inc.

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Mutual Securities, Inc. of California dba Mutual Securities, Inc. ("the Company") for the year ended June 30, 2012. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended June 30, 2012, with the amounts reported in General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of Mutual Securities, Inc. of California dba Mutual Securities, Inc. taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 27, 2012

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles New York Oakland Seattle

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended June 30, 2012

		Amount
Total assessment	$	18,860
SIPC-6 general assessment Payment made on Janaury 23, 2012		(10,433)
SIPC-7 general assessment Payment made on July 19, 2012		(8,427)
Total assessment balance (overpaymment carried forward)	$	-